James Stevens D 404.885.3721 james.stevens@troutman.com Troutman Pepper Locke LLP Bank of America Plaza, 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308 troutman.com May 6, 2026 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, NE Washington, D.C. 20549 Attn: Keira Nakada and Angela Lumley Re: Priority Technology Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2025 Form 8-K filed March 10, 2026 File No. 001-37872 Ladies and Gentlemen: At the request and on behalf of our client, Priority Technology Holdings, Inc. (the “Company”), we are hereby writing in response to the Staff’s comment letter dated April 28, 2026. Unless the context requires otherwise, references to we, our, us, Priority Technology Holdings, Inc. or the Company in the response below refer to Priority Technology Holdings, Inc. Form 8-K Dated March 10, 2026 General 1. Please present and discuss in your earnings releases and supplemental slide presentations the GAAP measure that is most comparable to the non-GAAP measures, such as adjusted gross profit, adjusted gross profit margin, adjusted EBITDA, adjusted EPS – diluted, with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Securities and Exchange Commission May 6, 2026 Page 2 Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in the Company’s future earnings releases furnished under Item 2.02 of Form 8-K, it will present and discuss GAAP measures that are most comparable to non-GAAP measures with equal or greater prominence. By way of illustration, the Company has included as Exhibit A to this response a redlined version of the earnings release included with its March 10, 2026, Form 8-K revised to present GAAP measures alongside non-GAAP measures. Additionally, the Company will continue to include a reconciliation of its non-GAAP measures to the most directly comparable GAAP measures in its earnings release and supplemental slide presentation. 2. You adjust for selling, general, and administrative (non-recurring) and salary and employee benefits (non-recurring) in your calculation of adjusted EBITDA and adjusted EPS – diluted non-GAAP measures. Please disclose the circumstances under which these expenses were incurred to support your determination that they are non-recurring. Response: The earnings release for the quarter and year ended December 31, 2025, included a description of “Salary and employee benefits (non-recurring)” items, which represent stock-based compensation settled in cash. The Company’s stock-based compensation is generally non-cash in nature and is added back in the determination of Adjusted EBITDA. Accordingly, this one-time cash settlement of stock-based compensation was considered non-recurring and was added back. Similarly, the Company provided a breakdown of “Selling, general and administrative expenses (non-recurring)” to enhance transparency regarding the nature of these expenses. These amounts primarily include legal expenses related to non-recurring litigation and/or transactions (e.g., debt refinancing, mergers and acquisitions), professional, accounting, and consulting fees associated with non-recurring transactions or projects, legal settlements, and other items such as duplicate software costs or contract expenses incurred for non-recurring initiatives (e.g., automation projects), each of which is considered non-recurring in nature. The Company advises the Staff that it will include a description of these expenses in its future filings.

Securities and Exchange Commission May 6, 2026 Page 3 The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 885-3721. Thank you. Sincerely, /s/ James Stevens James Stevens Enclosures: Exhibit A

EXHIBIT A

1 EXHIBIT 99.1 Priority Technology Holdings, Inc. Announces Fourth Quarter and Full Year 2025 Financial Results Strong Fourth Quarter Growth Driven by Performance Across Diverse Business Segments ALPHARETTA, GA - March 10, 2026 -- Priority Technology Holdings, Inc. (NASDAQ: PRTH) ("Priority" or the "Company"), is a payments and banking fintech purpose-built to collect, store, lend and send money with a connected commerce engine that combines full-service merchant acquiring for accounts receivable, complete automated payables tools for bill payment, and sophisticated treasury management solutions to accelerate cash flow and optimize working capital for its customers, announced its fourth quarter and full year 2025 financial results including strong year-over-year diversified revenue growth. Highlights of Consolidated Results Fourth Quarter 2025 Compared with Fourth Quarter 2024 Financial highlights of the fourth quarter of 2025 compared with the fourth quarter of 2024, are as follows2: • Revenue of $247.1 million increased 8.8% from $227.1 million, including 6.8% of organic growth • Gross profit of $93.1 million increased 19.4% from $83.9 million • Adjusted gross profit (a non-GAAP measure1) of $100.2 million increased 19.4% from $83.9 million • Gross profit margin of 37.7% increased by 270 basis points from 35.0% • Adjusted gross profit margin (a non-GAAP measure1) of 40.6% increased 360 basis points from 37.0% • Operating income of $33.5 million decreased 1.9% from $34.1 million • Net income of $8.9 million increased by 23.9% from $7.2 million • Adjusted EBITDA (a non-GAAP measure1) of $60.1 million increased 16.2% from $51.7 million • Diluted EPS of $0.11 increased 320.0% from diluted loss per share of $0.05 • Adjusted EPS - diluted (a non-GAAP measure1) of $0.27 increased 50.0% from $0.18 • In October 2025, the Company acquired the assets of Dealer Merchant Services, a leading provider of vertically focused software and payments in the automotive dealership arena Full Year 2025 Compared with Full Year 2024 Financial highlights of the Full Year of 2025 compared with the Full Year of 2024, are as follows(2): • Revenue of $953.0 million increased 8.3% from $879.7 million, including 7.7% in organic growth • Gross profit of $352.9 million increased 13.3% from $311.6 million

2 • Adjusted gross profit (a non-GAAP measure1) of $374.7 million increased 14.2% from $328.1 million • Gross profit margin of 37.0% increased by 160 basis points from 35.4% • Adjusted gross profit margin (a non-GAAP measure1) of 39.3% increased 200 basis points from 37.3% • Operating income of $141.2 million increased 5.9% from $133.4 million • Net income of $55.7 million increased by 131.9% from $24.0 million • Adjusted EBITDA (a non-GAAP measure(1)) of $225.2 million increased 10.2% from $204.3 million • Diluted EPS of $0.68 increased 319.4% from diluted loss per share of $0.31 • Adjusted EPS - diluted (a non-GAAP measure(1)) of $1.03 increased 102.0% from $0.51 (1) See "Non-GAAP Financial Measures" and the reconciliations of Adjusted Gross Profit (non-GAAP), Adjusted Gross Profit Margin (non-GAAP), Adjusted EBITDA (non-GAAP), and Adjusted EPS (non- GAAP), to their most comparable GAAP measures provided below for additional information. (2) Certain amounts/percentages may not add mathematically due to rounding “Our results reflect the strength and diversification of Priority’s Connected Commerce platform, with almost 9% revenue growth and over 19% adjusted gross profit growth in the fourth quarter,” said Tom Priore, Chairman and CEO of Priority. “The ability to deliver payments and treasury solutions across our business segments generated over 18% revenue growth for Treasury Solutions and 13% growth for Payables, while adjusted gross profit margins expanded by nearly 360 basis points.” Full Year 2026 Financial Guidance Priority's outlook remains strong, which is reflected in our full year 2026 guidance: • Revenue forecast to achieve a growth rate of 6% to 9% compared to fiscal 2025 results, resulting in a revenue range between $1.01 billion to $1.04 billion • Adjusted gross profit (a non-GAAP measure) forecast to range between $405 million and $425 million • Adjusted EBITDA (a non-GAAP measure) forecast to range between $230 million to $245 million Conference Call Priority's leadership will host a conference call on Tuesday, March 10, 2026 at 10:00 a.m. EST to discuss its fourth quarter and full-year 2025 financial results. Participants can access the call by phone in the U.S. or Canada at (833) 636-1319 or internationally at (412) 902-4286. The Internet webcast link and accompanying slide presentation can be accessed at https://viavid.webcasts.com/starthere.jsp?ei=1751303&tp_key=851a6179f9 and will also be posted in the "Investor Relations" section of the Company's website at www.prioritycommerce.com.

3 An audio replay of the call will be available shortly after the conference call until March 24, 2026 at 11:59 p.m. EST. To listen to the audio replay, dial (844) 512-2921 or (412) 317-6671 and enter conference ID number 10206470. Alternatively, you may access the webcast replay in the "Investor Relations" section of the Company's website at https://ir.prioritycommerce.com/.

4 Non-GAAP Financial Measures This communication includes certain non-GAAP financial measures that we regularly review to evaluate our business and trends, measure our performance, prepare financial projections, allocate resources, and make strategic decisions. We believe these non-GAAP measures help to illustrate the underlying financial and business trends relating to our results of operations and comparability between current and prior periods. We also use these non-GAAP measures to establish and monitor operational goals. However, these non-GAAP measures are not superior to or a substitute for prominent measurements calculated in accordance with GAAP. Rather, the non-GAAP measures are meant to be a complement to understanding measures prepared in accordance with GAAP. Gross Profit and Adjusted Gross Profit Margin The Company's adjusted gross profit metric represents revenues less cost of services (excludes depreciation and amortization). Adjusted gross profit margin is adjusted gross profit divided by revenues. We review these non- GAAP measures to evaluate our underlying profit trends. The reconciliation of adjusted gross profit to its most comparable GAAP measure is provided below: (in thousands) Three Months Ended December 31, Years Ended December 31, 2025 2024 2025 2024 Revenues $ 247,128 $ 227,067 $ 953,009 $ 879,702 Cost of services (excludes depreciation and amortization) (146,882) (143,134) (578,315) (551,621) Adjusted gross profit $ 100,246 $ 83,933 $ 374,694 $ 328,081 Adjusted gross profit margin 40.6% 37.0% 39.3% 37.3 % Depreciation and amortization of revenue generating assets (7,166) (4,467) (21,747) (16,516) Gross profit $ 93,080 $ 79,466 $ 352,947 $ 311,565 Gross profit margin 37.7% 35.0% 37.0% 35.4%

EBITDA and Adjusted EBITDA

EBITDA and adjusted EBITDA are performance measures. EBITDA is earnings before interest expense, income tax, and depreciation and amortization expenses ("EBITDA"). Adjusted EBITDA begins with EBITDA but further excludes certain non-cash costs, such as stock-based compensation and the write-off of the carrying value of investments or other assets, as well as debt extinguishment and modification expenses and other expenses and income items considered non-recurring, such as acquisition integration expenses, certain professional fees, and litigation settlements. We review the non-GAAP adjusted EBITDA measure to evaluate our business and trends, measure our performance, prepare financial projections, allocate resources, and make strategic decisions.

The reconciliation of adjusted EBITDA to its most comparable GAAP measure is provided below:

(in thousands)	Three Months Ended December 31,		Years Ended December 31,	
	2025	**2024**	**2025**	**2024**
Net income	$ 8,946	$ 7,220	$ 55,681	$ 24,015
Interest expense	21,961	23,111	90,654	88,948
Income tax expense (benefit)	4,126	3,270	(9,402)	13,266
Depreciation and amortization	20,191	13,811	63,183	58,041
EBITDA	55,224	47,412	200,116	184,270
Debt modification and extinguishment expenses	—	1,703	12,514	10,369
Selling, general and administrative (non-recurring)	1,633	1,379	5,718	3,510
Non-cash stock-based compensation(1)	1,187	1,241	8,306	6,118
Non-cash bargain purchase gain(2) (non-recurring)	(482)	—	(3,989)	—
Salary and employee benefits(3) (non-recurring)	2,501	—	2,501	—
Adjusted EBITDA	**$ 60,063**	**$ 51,735**	**$ 225,166**	**$ 204,267**

(1) Excludes stock-based compensation settled in cash subsequent to December 31, 2025.

(2) Bargain purchase gain recognized from acquiring Sila, Inc.

(3) Represents one time cash settlement of stock-based compensation (non-recurring).

5

6 Further detail of certain of these adjustments, and where these items are recorded in our consolidated statements of operations, is provided below: (in thousands) Three Months Ended December 31, Years Ended December 31, 2025 2024 2025 2024 Selling, general and administrative expenses (non- recurring): Certain legal fees(1) $ 760 1,347 $ 3,203 2,769 Professional, accounting and consulting fees(2) 869 20 2,092 544 Other expenses, net 4 12 293 197 Litigation settlement — — 130 — $ 1,633 $ 1,379 $ 5,718 $ 3,510 1) These legal expenses primarily relate to litigation matters, mergers and acquisitions, and other transactions (e.g., the ongoing go-private project), all of which are non-recurring in nature. 2) These professional, accounting, and consulting fees are associated with non-recurring projects, including professional fees and incremental audit fees incurred for valuation and audit work related to acquisitions, disposals, and automation initiatives. Adjusted Earnings (Loss) Per Share (Adjusted EPS) Adjusted EPS is a performance measure. Adjusted EPS is calculated by dividing adjusted net income attributable to common shareholders by weighted average number shares outstanding for the respective periods. Adjusted net income attributable to common shareholders begins with net income attributable to common shareholders adjusted to exclude various items listed below. We believe that Adjusted EPS is a measure that is useful to investors and management in understanding our ongoing profitability and in analysis of ongoing profitability trends.

7 (in thousands) Three Months Ended December 31, Years Ended December 31, 2025 2024 2025 2024 Reconciliation of Adjusted EPS Net income (loss) attributable to common shareholders $ 8,946 $ (3,769) $ 55,681 $ (23,960) Non-recurring release of valuation allowance on deferred tax assets 284 — (20,386) — Accelerated accretion expense and excise tax attributable to redeemable senior preferred stockholders — 8,154 — 17,703 Debt modification and extinguishment expenses — 1,703 12,514 10,369 Non-cash stock-based compensation 1,187 1,241 8,306 6,118 Selling, general and administrative (non recurring) 1,633 1,379 5,718 3,510 Amortization of acquisition related intangible assets 12,931 9,243 41,996 42,173 Salary and employee benefits (non recurring) 2,501 — 2,501 — Tax impact of adjustments(1) (4,745) (3,526) (18,469) (16,158) Non-cash bargain purchase gain (non-recurring) (482) — (3,989) — Adjusted net income attributable to common share holders $ 22,255 $ 14,425 $ 83,872 $ 39,755 Weighted average common shares outstanding (basic) 81,081 78,241 79,798 77,993 Effect of dilutive potential common shares 2,541 1,145 1,670 647 Adjusted Weighted average shares outstanding (diluted) 83,622 79,386 81,468 78,640 Earnings (loss) per common share Basic $ 0.11 $ (0.05) $ 0.70 $ (0.31) Diluted $ 0.11 $ (0.05) $ 0.68 $ (0.31) Adjusted earnings per common share Basic $ 0.27 $ 0.18 $ 1.05 $ 0.51 Diluted $ 0.27 $ 0.18 $ 1.03 $ 0.51 (1) The tax impact calculated using the blended statutory income tax rate (i.e. 26.0% for 2025 and 26.0% for 2024)

8 Priority does not provide a reconciliation of forward-looking non-GAAP financial measures to their comparable GAAP financial measures because it could not do so without unreasonable effort due to the unavailability of the information needed to calculate reconciling items and due to the variability, complexity and limited visibility of the adjusting items that would be excluded from the non-GAAP financial measures in future periods. When planning, forecasting and analyzing future periods, the Company does so primarily on a non-GAAP basis without preparing a GAAP analysis as that would require estimates for various cash and non-cash reconciling items that would be difficult to predict with reasonable accuracy. For example, stock-based compensation expense would be difficult to estimate because it depends on the Company's future hiring and retention needs, as well as the future fair market value of the Company's common stock, all of which are difficult to predict and subject to constant change. As a result, the Company does not believe that a GAAP reconciliation would provide meaningful supplemental information about the Company's outlook.

9 About Priority Technology Holdings, Inc. Priority is the payments and banking solution that enables businesses to collect, store, lend and send funds through a unified commerce engine. Our platform combines payables, merchant solutions, and treasury solutions so leaders can streamline financial operations efficiently — and our innovative industry experts help businesses navigate and build momentum on the path to growth. With the Priority Commerce Engine, leaders can accelerate cash flow, optimize working capital, reduce unnecessary costs, and unlock new revenue opportunities. To learn more about Priority (NASDAQ: PRTH), visit prioritycommerce.com Forward-Looking Statements This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services, and other statements identified by words such as "may," "will," "should," "anticipates," "believes," "expects," "plans," "future," "intends," "could," "estimate," "predict," "projects," "targeting," "potential" or "contingent," "guidance," "outlook" or words of similar meaning. These forward-looking statements include, but are not limited to, our 2026 outlook and statements regarding our market and growth opportunities. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive risks, trends and uncertainties that could cause actual results to differ materially from those projected, expressed, or implied by such forward-looking statements. Our actual results could differ materially, and potentially adversely, from those discussed or implied herein. We caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this press release in the context of the risks and uncertainties disclosed in our SEC filings, including our most recent Annual Report on Form 10-K filed with the SEC on March 10, 2026. These filings are available online at www.sec.gov or www.prioritycommerce.com. We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance. The forward-looking statements included in this press release are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward- looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Priority Technology Holdings, Inc.
Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)
(in thousands, except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,	
	2025	2024	2025	2024
Revenues	$ 247,128	$ 227,067	$ 953,009	$ 879,702
Operating expenses				
Cost of services (excludes depreciation and amortization)	146,882	143,134	578,315	551,621
Salary and employee benefits	28,812	23,199	107,787	89,216
Depreciation and amortization	20,191	13,811	63,183	58,041
Selling, general and administrative	17,745	12,784	62,479	47,403
Total operating expenses	213,630	192,928	811,764	746,281
Operating income	33,498	34,139	141,245	133,421
Other expense				
Interest expense	(21,961)	(23,111)	(90,654)	(88,948)
Debt extinguishment and modification costs	—	(1,703)	(12,514)	(10,369)
Other income, net	1,535	1,165	8,202	3,177
Total other expense, net	(20,426)	(23,649)	(94,966)	(96,140)
Income before income taxes	13,072	10,490	46,279	37,281
Income tax expense (benefit)	4,126	3,270	(9,402)	13,266
Net income	8,946	7,220	55,681	24,015
Less: Dividends, accretion, and related excise tax attributable to redeemable senior preferred stockholders	—	(10,989)	—	(47,336)
Less: Return on redeemable non-controlling interests in consolidated subsidiary, net of deferred tax benefit	—	—	—	(639)
Net income (loss) attributable to common shareholders	8,946	(3,769)	$ 55,681	$ (23,960)
Other comprehensive loss				
Foreign currency translation adjustments	(15)	(109)	(34)	(147)
Comprehensive income (loss)	**$ 8,931**	**$ (3,878)**	**$ 55,647**	**$ (24,107)**
Earnings (loss) per common share:				
Basic	$ 0.11	$ (0.05)	$ 0.70	$ (0.31)
Diluted	$ 0.11	$ (0.05)	$ 0.68	$ (0.31)
Adjusted earnings per common share[(1)]:				
Basic	$ 0.27	$ 0.18	$ 1.05	$ 0.51
Diluted	$ 0.27	$ 0.18	$ 1.03	$ 0.51
Weighted-average common shares outstanding:				
Basic	81,081	78,241	79,798	77,993
Diluted	83,622	78,241	81,468	77,993

10

Priority Technology Holdings, Inc. Unaudited Consolidated Balance Sheets 11 (in thousands) December 31, 2025 December 31, 2024 Assets Current assets: Cash and cash equivalents $ 77,192 $ 58,600 Restricted cash 16,457 11,090 Accounts receivable, net of allowances 91,300 67,969 Prepaid expenses and other current assets 32,145 22,990 Current portion of notes receivable, net of allowance 2,062 3,638 Settlement assets 1,295,896 940,798 Total current assets 1,515,052 1,105,085 Notes receivable, less current portion 17,629 4,919 Property, equipment and software, net 58,636 52,477 Goodwill 416,641 376,091 Intangible assets, net 315,190 240,874 Deferred income taxes, net 46,350 24,697 Other noncurrent assets 29,306 22,717 Total assets $ 2,398,804 $ 1,826,860 Liabilities, Stockholders' Deficit and Non-controlling interests Current liabilities: Accounts payable and accrued expenses $ 70,636 $ 62,149 Accrued residual commissions 40,463 37,560 Customer deposits and advance payments 1,972 2,246 Current portion of long-term debt — 9,503 Settlement obligations 1,297,263 940,213 Total current liabilities 1,410,334 1,051,671 Long-term debt, net of current portion, discounts and debt issuance costs 1,039,358 920,888 Other noncurrent liabilities 41,484 19,326 Total liabilities 2,491,176 1,991,885 Stockholders' deficit: Preferred stock — — Common stock 82 77 Treasury stock, at cost (22,759) (19,607) Additional paid-in capital 13,925 — Accumulated other comprehensive loss (210) (176) Accumulated deficit (91,453) (147,134) Total stockholders' deficit attributable to shareholders of PRTH (100,415) (166,840) Non-controlling interests 8,043 1,815 Total stockholders' deficit (92,372) (165,025) Total liabilities, stockholders' deficit and Non-controlling interests $ 2,398,804 $ 1,826,860

Priority Technology Holdings, Inc Unaudited Consolidated Statements of Cash Flows (in thousands) 12 Years Ended December 31, 2025 2024 Cash flows from operating activities: Net income $ 55,681 $ 24,015 Adjustments to reconcile net income to net cash provided by (used in) operating activities: Depreciation and amortization of assets 63,183 58,041 Stock-based compensation, ESPP, and incentive units compensation 10,807 6,118 Amortization of debt issuance costs and discounts 1,798 2,736 Debt extinguishment and modification costs 12,514 10,369 Deferred income tax benefit (12,153) (2,194) Change in contingent consideration liability 2,692 2,839 Other non-cash items, net (293) (147) Bargain purchase gain (3,989) — Change in operating assets and liabilities: Accounts receivable (21,863) (9,387) Prepaid expenses and other current assets (84) (6,062) Income taxes (receivable) payable (8,554) (3,633) Accounts payable and accrued expenses 5,743 4,535 Accrued residuals commissions 2,903 5,027 Customer deposits and advance payments (319) (1,688) Other assets, net (4,449) (6,214) Other liabilities, net (3,612) 1,254 Net cash provided by operating activities 100,005 85,609 Cash flows from investing activities: Acquisitions of businesses, net of cash acquired (39,301) — Additions to property, equipment and software (24,926) (21,693) Notes receivable, net (11,134) (3,361) Acquisition of assets (69,462) (5,667) Other investing activities (29,218) (4,825) Net cash used in investing activities (174,041) (35,546) Cash flows from financing activities: Proceeds from issuance of long-term debt, net of issue discount 1,066,607 945,126 Debt issuance and modification costs paid (4,826) (7,680) Repayments of long-term debt (960,985) (658,835) Redemption of senior preferred stock — (225,000) Redemption of accumulated dividend on redeemable preferred stock — (54,557) Redemption of redeemable non-controlling interest in subsidiary (7,017) (2,130) Shares withheld for taxes (3,152) (1,538) Dividends paid to redeemable senior preferred stockholders — (23,646) Proceeds from the exercise of stock options 467 1,816 Settlement obligations, net 355,127 179,614 Payment of contingent consideration related to a business combination (20,051) (5,592) Net cash provided by financing activities 426,170 147,578

Priority Technology Holdings, Inc Unaudited Consolidated Statements of Cash Flows (in thousands) 13 Years Ended December 31, 2025 2024 Net change in cash and cash equivalents, and restricted cash: Net increase in cash and cash equivalents, and restricted cash 352,134 197,641 Cash and cash equivalents, and restricted cash at beginning of period 993,864 796,223 Cash and cash equivalents, and restricted cash equivalents at end of period $ 1,345,998 $ 993,864 Reconciliation of cash and cash equivalents, and restricted cash: Cash and cash equivalents $ 77,192 $ 58,600 Restricted cash 16,457 11,090 Cash and cash equivalents included in settlement assets (restricted in nature) 1,252,349 924,174 Total cash and cash equivalents, and restricted cash $ 1,345,998 $ 993,864

Priority Technology Holdings, Inc.

Unaudited Reportable Segments' Results

(in thousands)

	Three Months Ended December 31		Years Ended December 31	
	2025	2024	2025	2024
Merchant Solutions:				
Revenues	$ 165,275	$ 155,672	$ 642,069	$ 613,547
Adjusted EBITDA	$ 30,612	$ 26,648	$ 111,793	$ 108,913
Key Indicators:				
Total card processing dollar value	$ 18,549,964	$ 18,137,274	$ 72,373,800	$ 71,566,091
Total card transaction count	218,807	215,267	888,688	857,548
Payables:				
Revenues	$ 26,759	$ 23,735	$ 100,872	$ 89,103
Adjusted EBITDA	$ 3,850	$ 2,395	$ 14,591	$ 7,605
Key Indicators:				
Buyer funded card processing dollar value	$ 795,210	$ 733,680	$ 3,090,310	$ 2,816,270
Supplier funded issuing dollar value	$ 231,461	$$ 244,689	$ 919,860	$ 977,278
ACH transaction count	5,009	4,860	19,286	17,182
Treasury Solutions:				
Revenues	$ 57,349	$ 48,690	$ 215,779	$ 180,448
Adjusted EBITDA	$ 47,554	$ 42,025	$ 182,231	$ 154,936
Key Indicators:				
Average CFTPay billed clients	1,101,919	891,157	1,022,225	797,567
Average CFTPay monthly enrollments	53,542	52,444	57,123	56,072
Average total account balances	$ 1,336,551	$ 970,572	$ 1,193,011	$ 878,257

14

Priority Technology Holdings, Inc.

Unaudited Reportable Segments' Results

	Three Months Ended December 31, 2025				
	Merchant Solutions	Payables	Treasury Solutions	Corporate	Total Consolidated
Reconciliation of Adjusted EBITDA to GAAP Measure:					
Adjusted EBITDA	$ 30,612	$ 3,850	$ 47,554	$ (21,953)	$ 60,063
Interest expense	(967)	—	(147)	(20,847)	(21,961)
Depreciation and amortization	(10,237)	(1,283)	(5,119)	(3,552)	(20,191)
Selling, general and administrative (non-recurring)	—	—	—	(1,633)	(1,633)
Non-cash stock based compensation(1)	—	(35)	(32)	(1,120)	(1,187)
Salary and employee benefits (non recurring)(2)	—	—	—	(2,501)	(2,501)
Bargain purchase gain (non-recurring)	—	—	—	482	482
Income (loss) before taxes	**$ 19,408**	**$ 2,532**	**$ 42,256**	**$ (51,124)**	**$ 13,072**
Income tax expense					(4,126)
Net income					**$ 8,946**

	Year Ended December 31, 2025				
	Merchant Solutions	Payables Solutions	Treasury Solutions	Corporate	Total Consolidated
Reconciliation of Adjusted EBITDA to GAAP Measure:					
Adjusted EBITDA	$ 111,793	$ 14,591	$ 182,231	$ (83,449)	$ 225,166
Interest expense	(1,324)	(2,158)	(532)	(86,640)	(90,654)
Depreciation and amortization	(31,102)	(5,081)	(19,626)	(7,374)	(63,183)
Debt modification and extinguishment expenses	—	—	—	(12,514)	(12,514)
Selling, general and administrative (non-recurring)	—	—	—	(5,718)	(5,718)
Non-cash stock based compensation(1)	(1)	(336)	(130)	(7,839)	(8,306)
Salary and employee benefits (non recurring)(2)	—	—	—	(2,501)	(2,501)
Bargain purchase gain (non-recurring)	—	—	—	3,989	3,989
Income (loss) before taxes	**$ 79,366**	**$ 7,016**	**$ 161,943 $**	**$ (202,046)$**	**$ 46,279**
Income tax benefit					9,402
Net income					**$ 55,681**

(1) excludes stock based compensation settled in cash of $2.5 million subsequent to the year ended December 31, 2025

(2) represents cash settled stock based compensation which is non-recurring in nature

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Priority Technology Holdings, Inc.

Unaudited Reportable Segments' Results

	Three Months Ended December 31, 2024				
	Merchant Solutions	Payables	Treasury Solutions	Corporate	Total Consolidated
Reconciliation of Adjusted EBITDA to GAAP Measure:					
Adjusted EBITDA	$ 26,648	$ 2,395	$ 42,025	$ (19,333)	$ 51,735
Interest expense	—	(1,060)	—	(22,051)	(23,111)
Depreciation and amortization	(6,799)	(1,266)	(4,498)	(1,248)	(13,811)
Debt modification and extinguishment expenses	—	—	—	(1,703)	(1,703)
Selling, general and administrative (non-recurring)	—	—	—	(1,379)	(1,379)
Non-cash stock based compensation	(4)	79	(33)	(1,283)	(1,241)
Income (loss) before taxes	**$ 19,845**	**$ 148**	**$ 37,494**	**$ (46,997)**	**$ 10,490**
Income tax expense					(3,270)
Net income					**$ 7,220**

	Year Ended December 31, 2024				
	Merchant Solutions	Payables	Treasury Solutions	Corporate	Total Consolidated
Reconciliation of Adjusted EBITDA to GAAP Measure:					
Adjusted EBITDA	$ 108,913	$ 7,605	$ 154,936	$ (67,187)	$ 204,267
Interest expense	(1)	(4,340)	—	(84,607)	(88,948)
Depreciation and amortization	(30,865)	(5,258)	(16,928)	(4,990)	(58,041)
Debt modification and extinguishment expenses	—	—	—	(10,369)	(10,369)
Selling, general and administrative (non-recurring)	—	—	—	(3,510)	(3,510)
Non-cash stock based compensation	(16)	(220)	(131)	(5,751)	(6,118)
Income (loss) before taxes	**$ 78,031**	**$ (2,213)**	**$ 137,877**	**$ (176,414)**	**$ 37,281**
Income tax expense					(13,266)
Net income					**$ 24,015**

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